UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated July 13, 2017 titled “GeoPark Announces Second Quarter 2017 Operational Update”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2017 OPERATIONAL UPDATE

ENDURING PRODUCTION AND RESERVE GROWTH

DRIVEN BY EXPLORATION, APPRAISAL AND DEVELOPMENT DRILLING SUCCESSES

Santiago, Chile – July 13, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its operational update for the three-month period ended June 30, 2017 (“2Q2017”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified.

Quarterly Highlights

Oil and Gas Production Up 24%

•	Consolidated oil and gas production up 24% to 26,123 boepd (up 4% compared to 1Q2017)

•	Oil production up 41% to 21,930 bopd (up 7% compared to 1Q2017)

•	Colombian oil production jumped 49% to 20,951 (up 9% compared to 1Q 2017)

•	Gas production down 25% to 25.2 mmcfpd

•	Current production of over 28,000 boepd

•	2017 exit production target of 30,000+ boepd and average annual 2017 production of 26,500 to 27,500 boepd

Exploration, Field Extension and Value Growth Successes in Colombia

In the Llanos 34 Block (GeoPark operated with a 45% WI):

•	Discovery of the new Jacamar oil field, located in a fault trend southeast of the Tigana/Jacana oil fields

•	Extension of the Jacana oil field with Jacana Sur 2 appraisal well successfully expanding the northwest boundary

•	Jacana 8 appraisal well producing from the Mirador formation and finding additional reserves in the deeper Guadalupe formation

•	New gross production added of approximately 5,700 bopd

Drilling and Testing Underway in Chile and Argentina

•	Kimiri Aike 4 gas development well drilled in 2Q2017 expected to be put into production in 3Q2017 in the Fell Block in Chile (GeoPark operated with a 100% WI)

•	Rio Grande Oeste 1 oil exploration well drilled in 2Q2017 with testing expected in 3Q2017 in the CN-V Block in Argentina (GeoPark operated with a 50% WI)

Growth Catalysts Ahead in 3Q2017

Colombia:

•	Continued delineation of the expanding Tigana/Jacana complex with the drilling of five appraisal wells

•	Curucucu 1 exploration well currently being drilled, located to the northwest of the recently discovered Jacamar oil field in Llanos 34 Block

Chile:

•	Ache 3 development well in the Fell Block

•	Uaken shallow gas prospect located in the Fell Block

Argentina:

•	Testing of the Rio Grande Oeste 1 exploration well in CN-V Block and exploration of prospects located in Sierra del Nevado and Puelen blocks (GeoPark non-operated with a 18% WI)

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2017, as compared to 2Q2016:

	2Q2017			2Q2016
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	21,015	20,951	384	14,084	49%
Chile	2,450	941	9,054	4,118	-41%
Brazil	2,658	38	15,720	2,941	-10%
Total	26,123	21,930	25,158	21,143	24%

a)	Includes royalties paid in kind in Colombia for 781 bopd approximately in 2Q2017. No royalties were paid in kind in either Chile or Brazil.

Quarterly Production Evolution

(boepd)	2Q2016	3Q2016	4Q2016	1Q2017	2Q2017
Colombia	14,084	15,678	17,535	19,330	21,015
Chile	4,118	3,756	3,523	3,351	2,450
Brazil	2,941	2,636	2,535	2,499	2,658
Total	21,143	22,070	23,593	25,180	26,123
Oil	15,530	16,942	18,798	20,487	21,930
Gas	5,613	5,128	4,795	4,693	4,193

Oil and Gas Production Update

Consolidated:

Significant oil production growth of 49% in Colombia increased the average consolidated oil and gas production to 26,123 boepd in 2Q2017 from 21,143 boepd in 2Q2016. The increase was mainly attributed to new production from the Tigana/Jacana oil fields with 6 new wells put into production during 2Q2017. On a consolidated basis, it was offset by lower gas production in Chile, due to a temporary interruption in gas purchases from the buyer’s methanol plant, and in Brazil, due to lower gas consumption in the northeast region and platform maintenance.

Oil increased in the production mix to 84% of the total reported production in 2Q2017 (vs. 73% in 2Q2016 and 81% in 1Q2017) resulting from the successful drilling campaign in the Llanos 34 Block and lower gas production in Chile and Brazil.

Colombia:

Average net production in Colombia grew to 21,015 boepd in 2Q2017 compared to 14,084 boepd in 2Q2016, primarily attributed to exploration, appraisal and development success in the Tigana/Jacana oil fields in the Llanos 34 Block, representing 95% of GeoPark’s Colombian production in 2Q2017.

The 2Q2017 drilling campaign in the Llanos 34 Block continued to provide positive results, as follows:

•	Jacamar 1 exploration well was successfully drilled exploring a fault trend southeast of the Tigana/Jacana oil fields. The well is currently producing from the Guadalupe formation. Oil shows during drilling and petrophysical analysis also indicate the potential for hydrocarbon production in the shallower Mirador and the deeper Gacheta formations

•	Jacana Sur 2 appraisal well was completed and put into production in 2Q2017 to extend the northwest boundaries of the Jacana oil field

•	Jacana 8 appraisal well was completed and put into production in 2Q2017 from a channel sand in the Mirador formation, which had not previously produced oil in the Jacana oil field. The deeper Guadalupe formation was also tested and oil was found in an area which previously had no reserves assigned to it

•	Jacana 7, Jacana Sur 1 and Tigana Sur 5 development wells were put into production in 2Q2017

For a summary of the upcoming drilling activities, please refer to 3Q2017 Drilling Schedule section, as follows.

Chile:

Average net oil and gas production in Chile decreased by 41% to 2,450 boepd in 2Q2017 compared to 4,118 boepd in 2Q2016 due to a temporary interruption in gas purchases from the buyer during May and June of 2017. The resulting production mix during 2Q2017 was 62% gas and 38% oil (vs. 64% gas and 36% oil in 2Q2016). The Fell Block represented 98% of GeoPark’s Chilean production. As of the date of this release, gas deliveries have been restored and current Chilean production is approximately 3,100 boepd.

During 2Q2017, GeoPark resumed drilling activities in Chile for the first time in 15 months, to further develop and produce its existing 2P reserve base and to focus on gas production. Kimiri Aike 4 development well was drilled to a total depth of 10,180 feet and tested in the Springhill formation during June 2017 at a rate of approximately 900 mcfpd. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are currently being designed and the well is expected to be put into production during 3Q2017. The well was drilled at a total drilling and completion cost of $1.9 million, a reduction of approximately 40% from the average 2014-2015 drilling and completion costs in Chile.

During 3Q2017, GeoPark will continue targeting gas projects in the Fell Block with Ache 3 development well currently being drilled that will be followed by Uaken 1 exploration well.

Brazil:

Average net oil and gas production in Brazil decreased by 10% to 2,658 boepd in 2Q2017 compared to 2,941 boepd in 2Q2016, primarily attributed to lower gas consumption by Brazilian industrial users. In addition to the lower gas demand, the operator of the Manati field, Petrobras, is currently performing maintenance at the platform, partially affecting the total production capacity of the field since May of 2017. Production capacity is expected to be restored during 3Q2017.

The Manati field (non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production. As of the date of this release, gas demand has increased and current production is approximately 3,200 boepd.

Argentina:

GeoPark drilled a new project in the prolific Neuquen Basin during 2Q2017 with one exploration well.

Rio Grande Oeste 1 exploration well was drilled in 2Q2017 to a total depth of 5,500 feet and is expected to be completed and tested in August 2017 in the Grupo Neuquen formation. The well is located in the CN-V Block where GeoPark acquired a 50% interest in 2015 through a partnership with Wintershall (a subsidiary of BASF).

The CN-V Block covers an area of 117,000 acres in the Neuquen Basin of the Mendoza Province, with 3D seismic coverage of 180 sq km and is next to the producing Loma Alta Sur oil field operated by YPF. An additional oil prospect has been delineated adjacent to Rio Grande Oeste. The CN-V Block also has upside potential in the developing Vaca Muerta unconventional play.

During 3Q2017, GeoPark will also be drilling shallow exploration prospects of heavy oil in the Sierra del Nevado and Puelen blocks in the Neuquen basin. The Puelen Block is located north to the producing El Corcobo oil field, operated by Pluspetrol, and Sierra del Nevado is located east to the Llancanelo oil field, operated by YPF.

3Q2017 Drilling Schedule

The following is a summary of the expected activities scheduled for 3Q2017 with estimated total net capital expenditures of $30-35 million (drilling and completion costs of $17-20 million plus facilities and other costs of $13-15 million).

	Prospect/Well[a]	Country	Block	WI	Type
1	Curucucu 1	Colombia	Llanos 34	45%	Exploration
2	Jacana 10	Colombia	Llanos 34	45%	Appraisal
3	Jacana 12	Colombia	Llanos 34	45%	Appraisal
4	Jacana 13	Colombia	Llanos 34	45%	Appraisal
5	Tigana Norte 2	Colombia	Llanos 34	45%	Development
6	Tigana Norte 3	Colombia	Llanos 34	45%	Appraisal
7	Tigana Norte 4	Colombia	Llanos 34	45%	Appraisal
8	Uaken 1	Chile	Fell	100%	Exploration
9	Ache 3	Chile	Fell	100%	Development
10	Sierra del Nevado 1	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
11	Sierra del Nevado 2	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
12	Sierra del Nevado 3	Argentina	Sierra del Nevado	18% (Non-op)	Exploration
13	Puelen 1	Argentina	Puelen	18% (Non-op)	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 13, 2017